Exhibit (a)(5)(FF)

PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG Announces Preliminary Results of Celanese Offer

Stuttgart, March 30, 2004.

Based on preliminary results received to date, BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, appears to have successfully reached the minimum tender threshold required to complete its voluntary public take-over offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus, at a price of EUR32.50 per share. BCP Crystal Acquisition GmbH & Co. KG is a German limited partnership controlled by a group of funds advised by The Blackstone Group.

The terms of the offer, which expired yesterday, required that at least 75% of the Celanese shares outstanding at the end of the acceptance period, excluding treasury shares, be validly tendered and not withdrawn at the end of the acceptance period. As of the expiration of the acceptance period and based on preliminary information, approximately 39,605,768 shares had been tendered, representing approximately 80% of the outstanding shares, excluding treasury shares.

Due to German practice regarding the booking by custodian institutions of withdrawals and additional tenders submitted before the expiration of the offer and the calculation and publication of final results, a final determination of the number of shares tendered and of the success of the offer cannot be made until after the close of business in New York on April 1, 2004. As soon as practicable after such determination is made, BCP Crystal Acquisition GmbH & Co. KG expects to publicly announce such final results and to publish them in the Börsen-Zeitung. Assuming the final results confirm that the minimum acceptance threshold has been reached, BCP Crystal Acquisition GmbH & Co. KG will pay for shares tendered in the offer during the week of April 5, 2004, and shareholders that did not tender during the acceptance period will have an opportunity to tender their shares during a subsequent acceptance period expected to start on April 4, 2004 and to end on April 19, 2004.

“Based on the preliminary figures, Blackstone is pleased with the results of the tender offer. Assuming that we are ultimately successful, we look forward to consummating the transaction and working with Celanese to fulfill the stated objectives,” said Chinh Chu, Senior Managing Director of The Blackstone Group.

Contact:

Chinh Chu	Dr. Hanns Ostmeier

Senior Managing Director	Senior Managing Director

The Blackstone Group	The Blackstone Group Deutschland GmbH

(212) 583-5872	Tel.: +49-40-70-29-80